Dave & Buster’s Entertainment, Inc.

2481 Mañana Drive

Dallas, Texas 75220

(214) 357-9588

September 29, 2015

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Tonya K. Aldave

Re:	Dave & Buster’s Entertainment, Inc.

Registration Statement on Form S-1

File No. 333-207031

Dear Mr. Adams:

We refer to the registration statement on Form S-1 (File No. 333- 207031) (as amended, the “Registration Statement”) of Dave & Buster’s Entertainment, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.01 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:30 p.m. (Eastern time) on September 30, 2015 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U.S. Securities and Exchange Commission

September 29, 2015

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Corey R. Chivers of Weil, Gotshal & Manges LLP at (212) 310-8893 to confirm the effectiveness of the Registration Statement.

[SIGNATURE PAGE TO FOLLOW]

Very truly yours,

Dave & Buster’s Entertainment, Inc.

By:	/s/ Jay L. Tobin
Name:	Jay L. Tobin
Title:	Senior Vice President,
General Counsel and Secretary

[Signature Page to the Acceleration Request of the Company]